Mail Stop 0610					June 22, 2006



Mr. Andrew Reiben
Senior Vice President and Chief Financial Officer
ATC Healthcare, Inc.
1983 Marcus Avenue
Lake Success, New York 11042

Re:	ATC Healthcare, Inc.
	Preliminary proxy statement filed June 19, 2006
	File No. 1-31271

Dear Mr. Reiben:


      We have reviewed your filing solely with respect to proposal number two and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2. Approval of increase in number of authorized shares of preferred stock

Please expand the discussion to provide additional information concerning the series C preferred shares including the circumstances under which the series was issued, the number of outstanding series C
shares, the number of shares issuable pursuant to payment-in-kind provisions, the cash amount payable on the series C shares, the aggregate arrearage, if any, on such payments, and the aggregate voting power of series C shares on an unconverted and converted
basis.  In this regard, we note the Form 8-K filed   June 12,
2006,
suggests all the series C preferred shares were issued to Roaring Fork Capital SBIC L.P., however the proxy statement reflects on page
16 the issuance of only 500 shares. If true, it would appear there are approximately 1450 series C preferred shares currently available for payments-in-kind. Please advise or revise.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact John L. Krug at (202) 551-3862, Senior
Counsel,
or me at (202) 551-3715 if you have any questions.

Sincerely,


Jeffrey Riedler
Assistant Director
cc: David J. Hirsch, Esquire
     Thomas J. Talcott, Esquire